

Investor Presentation (2Q2016)
(financials as of Q1 2016)

4 May 2016

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's 2015 Annual Report on Form 10-K and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarter ended March 31, 2016, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and Your Community Bankshares, Inc. ("YCB") may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger of WesBanco and YCB may not be fully realized within the expected timeframes; disruption from the proposed merger of WesBanco and YCB may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; YCB's shareholders may not approve the proposed merger; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



Who and Where We Are

- ➢ Founded in 1870
- ➢ Headquartered in Wheeling, WV
- ➢ $8.6 billion in assets
- ➢ 141 financial centers
- ➢ Strong credit quality and regulatory compliance
- ➢ Growing market share
  - Top 10: Columbus, Pittsburgh, and West Virginia
  - Top 20: Cincinnati
- ➢ Diversified revenue generation
  - Trust services
  - Securities brokerage
  - Wealth management
  - Investment management
  - Insurance



Top Market Share



Balanced Market Distribution

Loans: PA 25%, WV 35%, OH 40%

Deposits: PA 26%, WV 40%, OH 34%



Note: asset, location, loan, and deposit data as of 3/31/2016; market share based on MSA deposit rankings (source: SNL) (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA reflects announced HBAN-FMER merger & excludes single Wells Fargo branch)

2

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	44*	44
Todd Clossin	President & Chief Executive Officer	32	3
Robert Young	EVP & Chief Financial Officer	30	15
Ivan Burdine	EVP & Chief Credit Officer	36	3
Jonathan Dargusch	EVP – Wealth Management	35	6
Jay Zatta	EVP – Chief Lending Officer	30	8
Lynn Asensio	EVP – Retail Administration	38	11
Michael Perkins	EVP – Chief Risk & Admin Officer	21	21

* as legal counsel to WesBanco
Note: all key operating executives listed have large firm experience

Key Differentiators

➤ Emerging regional financial services company with a community bank at its core
- Diversified revenue growth engines with a critical focus on credit quality
- Well-balanced loan and deposit distribution across footprint
- Robust legacy market share combined with three major metropolitan markets
- Top ten market share in the Pittsburgh and Columbus MSAs
- Strong legacy of credit and risk management

➤ Solid, and growing, non-interest income generation
- $3.6B of assets under management through our 100-year old trust business
  - $894MM AUM through our proprietary mutual funds, the *WesMark Funds*

➤ Focus on cross-selling – average ratio on new consumer relationships has increased 37% to 4.3

➤ Strong expense management culture with an efficiency ratio of 55.5%, despite having sizable non-bank fee-based businesses

Well-positioned for continued, high-quality growth

 Note: financial data as of quarter ending 3/31/2016; market share based on MSAs (source: SNL); cross-sale data is measured 90 days after relationship opening and reflects Dec-2015 compared to Dec-2013; please see the efficiency ratio reconciliation in the appendix

Diversified Growth Strategies

- Diversified loan portfolio with a focus on Commercial and Industrial (C&I)
  - Increased productivity from and enhancements to the commercial lending team

- Long history of strong wealth management capabilities
  - Proprietary mutual funds, and a century of trust experience
  - Established wealth management, insurance, and private banking services are keys to fee income strategy

- Traditional retail banking services strategies
  - Focus on customer convenience and service
  - Institution-wide dedication to cross-selling across multiple markets

- Strong culture of expense management
  - Focus on delivering positive operating leverage while making investments
  - Emphasis on technology to streamline and improve processes

- Franchise expansion in contiguous markets
  - Targeted acquisitions within a reasonable geographic hub of our headquarters

Diversified Loan Portfolio

- Realignment of resources to higher growth markets
- Focus on Commercial and Industrial (C&I) business with dedicated C&I and Business Banking teams in all metropolitan markets with limited direct and indirect credit exposure to the energy industry







Composition as of 3/31/2011

Comm'l & Industrial 12%
Consumer 8%
HELOC 8%
Residential R/E 18%
Comm'l R/E: Land, Construction 5%
Comm'l R/E: Improved Property 49%

Total Loans = $3.2B

Composition as of 3/31/2016

Comm'l & Industrial 15%
Consumer 8%
HELOC 8%
Residential R/E 24%
Comm'l R/E: Land, Construction 8%
Comm'l R/E: Improved Property 37%

Total Loans = $5.1B

6

Diversified Loan Portfolio – Energy Exposure

➤ In general, efforts related to the shale oil and gas industry are centered on deposit and wealth management growth as opposed to loan growth

➤ Minimal exposure to the oil, gas, and coal industry
  - Direct exposure is approximately 1% of $5.1B total loan portfolio
  - Indirect exposure is an additional approximate 2% of the total loan portfolio

➤ Review of loans to the oil, gas, and coal industry performed during the fourth quarter of 2015 did not identify any material portfolio weakness on an aggregate basis
  - No material change in credit quality as of March 31, 2016

➤ While reduced oil and natural gas prices have led to a slowdown in new well drilling, investments continue to be made in our regions by large energy companies as these stronger energy players see the proven leases as a long-term investment opportunity

 Note: loan and asset data as of 3/31/16

Strong Wealth Management Capabilities

- ➤ Trust, Securities Brokerage, Private Banking, and Insurance consolidated under one executive management team
  - $3.6B of trust and mutual fund assets under management
  - $315MM in private banking loans and deposits
  - More than 5,000 trust and 1,000 private banking relationships
- ➤ Significant growth opportunities from shale-related private wealth
- ➤ Robust product capabilities:
  - Trust and investment management, and securities investment sales
  - Private client services
  - Financial, retirement, and estate planning
  - Insurance (personal, commercial, title, health)



Net Assets	($MM)
Growth	$323.1
Gov't Bond	$258.7
WV Muni Bond	$121.1
Balanced	$ 99.6
Sm. Co. Growth	$ 91.5



Trust Assets (Market Value as of 12/31) ($B)

2002	2004	2006	2008	2010	2012	2014	2016 (3/31)
$2.3	$2.7	$3.0	$2.4	$2.9	$3.2	$3.8	$3.6

CAGR 4%



Note: assets and clients as of 3/31/16; WesMark Funds net assets as of 3/31/16

Well-Positioned in Growing Wealth Markets

- ~90% of deposits and trust assets located in Marcellus/Utica shale regions



Shale Formations
Marcellus
Utica
Median Household Income
More than $82,000
$68,001 to $82,000
$53,001 to $68,000
$39,001 to $53,000
$24,001 to $39,000
Ann Arbor
Livonia
Detroit
Toledo
Cleveland
Akron
Erie
NY
Fort Wayne
Pittsburgh
PA
OH
Columbus
Dayton
Cincinnati
Charleston
Harrisburg
Baltimore
Washington
Annapolis
Arlington
Alexandria
Richmond
Louisville
Frankfort
Lexington

Note: assets and location data as of 3/31/2016; household income data as of 2012 (source: SNL)

9

Retail Banking Strategies

➤ Efficient financial center network with effective staff management and technology utilization supported by centralized, low-cost back office functions

➤ Full suite of treasury management products, including international services, and enhanced wire and lockbox capabilities

➤ Transitioning financial center personnel from transaction-based to sales-based activity

- Full integration of CRM system to ensure relationship building and referrals
- Centers in key markets have bankers licensed to offer investment products
- Majority of center managers have completed or are enrolled in our Business Banking Academy program
- Strong growth in securities sales, business banking loans, and e-banking fees

➤ Continuous reviews for financial center optimization

- Technology deployments and an omni-channel distribution model
- Since 2012, closed nine offices, downsized five, and opened three new offices in more attractive markets



Note: location data as of 3/31/2016

Strong Culture of Expense Management

➤ Scalable technology infrastructure supports both organic and acquisition growth without significant additional investment

➤ Utilize technology to reduce travel cost and enhance communication
  - Communication infrastructure modernization has reduced communication costs more than 40% since 2013
  - Upgrade of corporate phone systems and increased utilization of video conferencing
  - Elimination of all personal computers with installation of "thin-client" technology



Note: financial data as of 12/31/2015; please see the efficiency ratio reconciliation in the appendix; peer average efficiency ratio represents a simple average of WSBC's peer group (source – as of 5/2/16: SNL, company reports); peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI



Franchise Expansion

- Focus on targeted acquisitions in existing markets and new higher-growth metro areas

- History of successful acquisitions that have improved earnings

- Adequate capital and liquidity, along with strong regulatory relationships, provides ability to execute transactions quickly

- Diligent efforts to retain a community bank look and feel

- Critical, long-term focus on shareholder return

Contiguous Markets Radius



Recent Acquisitions

- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust (5 branches): announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07



Long-Term Value Proposition

➢ Diversified and well-balanced regional financial services company

➢ Strong legacy of credit and risk management

➢ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage and increases shareholder value

➢ Well-defined growth strategies for long-term success of key stakeholders

➢ Average loans to average deposits ratio of 83.2% provides significant opportunity for growth

➢ Regularly achieve 5-star ratings from Baeur Financial and recognition as one of America's best banks*



Return on Tangible Common Equity (ROTCE)

WSBC: 13.2% (2011), 13.6% (2012), 15.8% (2013), 15.4% (2014), 13.4% (2015), 14.4% (1Q16)
Peer Average: 11.7% (2011), 12.3% (2012), 12.8% (2013), 12.7% (2014), 13.1% (2015), 12.1% (1Q16)
WSBC (excl. merger expenses): 14.6% (2015)

— WSBC — Peer Average - - WSBC (excl. merger expenses)



* as recognized by a leading financial magazine

Note: loan to deposit ratio represents 3/31/16 quarter; please see the ROTCE reconciliation in the appendix for WSBC and WSBC (excl. merger expenses); peer ROTCE from SNL (as of 5/1/16) and represents a simple average of WSBC's peer group (see slide #11)



Financial Overview

Financial and Operational Highlights – Q1 2016

- Net income up 13.2 % and EPS up 1.7% (excluding merger-related costs)

- Return on tangible common equity of 14.4%

- 5.4% organic loan growth since 3/31/2015

- Non-interest income increased 6.6% year-over-year driven by higher e-banking and deposit fees, net securities gains, and other income

- Positive operating leverage driven by a core focus on return on investment, allowing a strong efficiency ratio of 55.5%, compared to 58.2% a year ago

- Continued improvement in asset quality as non-performing loans to total loans ratio of 0.85% improved 35 basis points from a year ago

- Loan pipelines remain robust, and anticipate mid-single digit overall loan growth, tempered by quarterly construction loan portfolio fluctuations

Note: financial data as of quarter ending 3/31/2016, which reflects impact of the ESB merger, and compared the quarter ending 3/31/2015; please see the reconciliations to GAAP results in the appendix

Financial Performance Summary

($000s, except earnings per share)	Three Months Ending			Twelve Months Ending		
	3/31/15	3/31/16	Change	12/31/14	12/31/15	Change
Net Income [1]	$ 20,213	$ 22,874	13.2%	$ 70,825	$ 87,965	24.2%
Diluted Earnings per Share [1]	$ 0.59	$ 0.60	1.7%	$ 2.41	$ 2.34	(2.9%)
Net Charge-Offs as % of Average Loans	0.16%	0.12%	(4bp)	0.23%	0.20%	(3bp)
Net Interest Margin (FTE)	3.59%	3.29%	(30bp)	3.61%	3.41%	(20bp)
Return on Average Assets [1]	0.83%	1.08%	25bp	1.13%	1.08%	(5bp)
Return on Average Tangible Equity [1]	11.78%	14.40%	262bp	15.57%	14.58%	(99bp)
Efficiency Ratio [1]	58.24%	55.52%	(272bp)	59.59%	57.05%	(254bp)

[1] excludes merger-related expenses
Note: please see the reconciliations to GAAP results in the appendix; ESB Financial Corporation merger consummated February 10, 2015

Net Interest Margin

- ➢ Net interest margin has been impacted due to
  - ▪ A change in the mix of investments to total earning assets and lower yields on securities portfolio primarily due to the ESB Financial merger
  - ▪ Repricing of existing loans and competitive pricing on new loans
  - ▪ "Lower for longer" interest rate environment with a flatter yield curve and LIBOR swap spreads
- ➢ Positioned for asset sensitivity in rising rate shock and ramp environments





Securities Portfolio

- ➢ Securities portfolio represents ~28% of total assets
  - ▪ Agency securities calls during Q1 2016; plus, selective sales to manage risk and portfolio efficiency
  - ▪ Higher percentage of assets due to ESB Financial merger
    - • Balance sheet risk reduction strategy
    - • Use to fund future loan growth
- ➢ No credit-related issues
- ➢ Average tax-equivalent portfolio yield of 2.90%
- ➢ Weighted average life ~4.4 years
- ➢ 54% unpledged
- ➢ Helps stay under $10B threshold even with 1-2 smaller acquisitions during next 1-3 years (adjust portfolio size)



Composition as of 3/31/2016

Agency Mortgage-Backed & CMO 58%

Municipals 35%

Corporate Bonds 3%

U.S. Gov't Agencies 3%

Other 1%

Total Securities = $2.4B

 Note: financial data as of 3/31/2016

Interest Rate Sensitivity

> Positioned for asset sensitivity in a rising rate ramp environment

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2015	March 31, 2016
+1% Rate Shock	+3.6%	+4.0%
+2% Rate Shock	+5.5%	+5.6%
+3% Rate Shock	+6.2%	+6.3%
+2% Rate Ramp	+3.0%	+3.2%
(1%) Rate Shock	(2.7%)	(2.5%)
EVE +2% Rate Shock	+1.9%	+3.8%
EVE (1%) Rate Shock	(8.8%)	(9.9%)

 Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

Diversified Revenue Generation: Non-Interest Income

➤ Operating non-interest income contributed 24% of net revenue in 2015

➤ Wealth management businesses (trust, securities brokerage) contributed $29.6MM to 2015 revenue, a year-over-year increase of $1.6MM due to customer development initiatives and new talent hires in several regions

➤ 1Q16 operating non-interest income reflects growth in electronic banking and deposits fees from higher transaction volume and growth in demand and savings deposit products



Operating Non-Interest Income ($MM)

Legend: ■ Deposits ■ e-Banking ■ Trust ■ Brokerage ■ BOLI ■ Other

 Note: operating non-interest income (excludes gain/loss on securities and on sale of OREO property) is a non-GAAP measure, please see the reconciliations to GAAP results in the appendix

Risk Management and Regulatory Compliance

➢ Conservative underwriting standards

➢ Five consecutive "outstanding" CRA ratings

➢ Analyzing cost of processes for crossing the $10B Dodd-Frank threshold

➢ Liquidity, loan, and capital stress testing in preparation for post-$10B DFAST reporting

➢ Enhancing our strong compliance management system

➢ Strong risk-based capital ratios well above regulatory requirements







Returning Value to Shareholders

➢ Since 2010, dividend has increased 71%

➢ 1Q16 dividend payout ratio 40.0%, compared to 33.6% for SNL $5-10B bank peer group

➢ 1Q16 dividend yield 3.0%, compared to 2.2% for SNL $5-10B bank peer group



Dividends per Share ($)



Note: dividend increase is through Feb-2016 announced dividend increase; WSBC dividend yield based upon 4/25/16 closing stock price of $32.11; SNL bank peer group dividend data as of 1Q2016 (as of 5/2/16)

Investment Rationale

➢ Diversified and well-balanced regional financial services company

➢ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage and increases shareholder value

➢ Strong legacy of credit and risk management

➢ Favorable asset quality when compared to regional and national peers

➢ Well-defined growth strategies for long-term success of key stakeholders

➢ Focus on returning value to shareholders

➢ Stock trades at a 1-2x multiple discount – despite above peer financial performance

> **Well-positioned for continued, high-quality growth with strong upside market appreciation potential**







Appendix

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)

2011	2012	2013	2014	2015
$43.8	$52.1	$64.8	$70.8	$88.0

Efficiency Ratio [1]

2011	2012	2013	2014	2015
59.50%	60.98%	60.99%	59.59%	57.05%

Return on Average Assets [1]

2011	2012	2013	2014	2015
0.81%	0.93%	1.06%	1.13%	1.08%

Return on Average Tangible Equity [1]

2011	2012	2013	2014	2015
13.18%	14.24%	15.99%	15.57%	14.58%



[1] excludes merger-related expenses

Note: please see the reconciliations to GAAP results in the appendix; ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

26

Diligent Focus on Credit Quality

➤ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans

- 2011: 1.30%
- 2012: 0.66%
- 2013: 0.38%
- 2014: 0.23%
- 2015: 0.23%

Legacy Loan Loss Allowance to Legacy Loans

- 2011: 1.69%
- 2012: 1.56%
- 2013: 1.28%
- 2014: 1.14%
- 2015: 0.97%

Non-Performing Assets to Total Assets

- 2011: 1.62%
- 2012: 1.15%
- 2013: 0.92%
- 2014: 0.89%
- 2015: 0.60%

NPAs to Total Loans, OREO & Repossessed Assets

- 2011: 2.77%
- 2012: 1.89%
- 2013: 1.45%
- 2014: 1.37%
- 2015: 1.00%



Note: please see the reconciliations to GAAP results in the appendix; ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

27

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

Reconciliation: Efficiency Ratio

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/15	3/31/16	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
Non-Interest Expense	$ 53,441	$ 45,343	$140,295	$150,120	$160,998	$161,633	$193,923
Restructuring & Merger-Related Expense	$ (9,733)	$ --	$ --	$ (3,888)	$ (1,310)	$ (1,309)	$(11,082)
Non-Interest Expense excluding Restructuring & Merger-Related Exp.	$ 43,708	$ 45,343	$140,295	$146,232	$159,688	$160,324	$182,841
Net Interest Income (FTE-basis)	$ 56,857	$ 62,276	$175,885	$175,027	$192,556	$200,545	$246,014
Non-Interest Income	$ 18,190	$ 19,393	$ 59,888	$ 64,775	$ 69,285	$ 68,504	$ 74,466
Total Income	$ 75,047	$ 81,669	$235,773	$239,802	$261,841	$269,049	$320,480
Efficiency Ratio	58.24%	55.52%	59.50%	60.98%	60.99%	59.59%	57.05%



Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Twelve Months Ending				
	3/31/15	3/31/16	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
Net Income	$ 13,887	$ 22,874	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 80,762
Restructuring & Merger-Related Expense (Net of Tax)	$ 6,326	$ --	$ --	$ 2,527	$ 851	$ 851	$ 7,203
Net Income (excluding restructuring & merger-related expense)	**$ 20,213**	**$ 22,874**	**$ 43,809**	**$ 52,071**	**$ 64,776**	**$ 70,825**	**$ 87,965**
Net Income per Diluted Share	$ 0.40	$ 0.60	$ 1.65	$ 1.84	$ 2.18	$ 2.39	$ 2.15
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$ 0.19	$ --	$ --	$ 0.09	$ 0.03	$ 0.03	$ 0.19
Earnings per Diluted Share (excluding restructuring & merger-related expenses)	**$ 0.59**	**$ 0.60**	**$ 1.65**	**$ 1.93**	**$ 2.21**	**$ 2.42**	**$ 2.34**
Average Common Shares Outstanding – Diluted (000s)	34,478	38,402	26,615	26,889	29,345	29,334	37,547


Note: ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/15	3/31/16	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
Net Income [1]	$ 56,319	$ 91,999	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 80,762
Merger-Related Expenses (net of tax) [1]	$ 6,326	$ --	$ --	$ 2,527	$ 851	$ 851	$ 7,203
Net Income before Merger-Related Expenses	$ 62,645	$ 91,999	$ 43,809	$ 52,071	$ 64,776	$ 70,825	$ 87,965
Average Assets	$7,531,095	$8,551,720	$5,440,243	$5,606,386	$6,109,311	$6,253,253	$8,123,981
Return on Average Assets	0.75%	1.08%	0.81%	0.88%	1.05%	1.12%	0.99%
Return on Average Assets (excluding merger-related expenses)	0.83%	1.08%	0.81%	0.93%	1.06%	1.13%	1.08%

[1] three-month net income figures are annualized; amortization of intangibles tax effected at 35%
Note: ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/15	3/31/16	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
Net Income [1]	$ 56,319	$ 91,999	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 80,762
Amortization of Intangibles [1]	$ 1,491	$ 1,908	$ 1,566	$ 1,398	$ 1,487	$ 1,248	$ 2,038
Net Income before Amortization of Intangibles	$ 57,810	$ 93,907	$ 45,375	$ 50,942	$ 65,412	$ 71,222	$ 82,800
Merger-Related Expenses (net of tax) [1]	$ 6,326	$ --	$ --	$ 2,527	$ 851	$ 851	$ 7,203
Net Income before Amortization of Intangibles & Merger-Related Expenses	$ 64,136	$ 93,907	$ 45,375	$ 53,469	$ 66,263	$ 72,073	$ 90,003
Average Total Shareholders Equity	$956,836	$1,139,514	$625,061	$656,684	$733,249	$780,423	$1,059,490
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	$(412,454)	$(487,210)	$(280,718)	$(281,326)	$(318,913)	$(317,523)	$(442,215)
Average Tangible Equity	$544,382	$652,304	$344,343	$375,358	$414,336	$462,900	$617,275
Return on Average Tangible Equity	10.62%	14.40%	13.18%	13.57%	15.79%	15.39%	13.41%
Return on Average Tangible Equity (excluding merger-related expenses)	11.78%	14.40%	13.18%	14.24%	15.99%	15.57%	14.58%



[1] three-month net income figures are annualized; amortization of intangibles tax effected at 35%
Note: ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

Reconciliation: Operating Non-Interest Income

($000s)	Three Months Ending		Twelve Months Ending		
	3/31/15	3/31/16	12/31/13	12/31/14	12/31/15
Service Charges on Deposits	$ 3,652	$ 3,952	$ 17,925	$ 16,135	$ 16,743
Electronic Banking (e-Banking) Fees	$ 3,325	$ 3,604	$ 12,198	$ 12,708	$ 14,361
Trust Fees	$ 6,053	$ 5,711	$ 19,577	$ 21,069	$ 21,900
Net Securities Brokerage Revenue	$ 2,059	$ 1,896	$ 6,248	$ 6,922	$ 7,692
Bank-Owned Life Insurance	$ 1,251	$ 973	$ 4,664	$ 4,614	$ 4,863
Other Fee Income	$ 1,706	$ 2,164	$ 8,070	$ 7,159	$ 7,603
Operating Non-Interest Income	**$ 18,046**	**$ 18,300**	**$ 68,682**	**$ 68,607**	**$ 73,162**
Net Securities Gains / (Loss)	$ 22	$ 1,111	$ 684	$ 903	$ 948
Net Gain / (Loss) on Other Real Estate Owned and Other Assets	$ 122	$ (18)	$ (81)	$ (1,006)	$ 356
Total Non-Interest Income	**$ 18,190**	**$ 19,393**	**$ 69,285**	**$ 68,504**	**$ 74,466**

 Note: ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012

Reconciliation: Legacy Loan Loss Allowance to Total Legacy Loans

($000s)	Twelve Months Ending				
	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
Loan Loss Allowance	$ 54,810	$ 52,699	$ 47,368	$ 44,654	$ 41,710
Acquired Allowance	$ --	$ --	$(582)	$(500)	$(1)
Legacy Loan Loss Allowance	$ 54,810	$ 52,699	$ 46,786	$ 44,154	$ 41,709
Total Portfolio Loans	$3,239,368	$3,687,762	$3,894,917	$4,086,766	$5,065,842
Acquired Loans	$ --	$(313,398)	$(227,429)	$(197,023)	$(773,190)
Total Legacy Portfolio Loans	$3,239,368	$3,374,364	$3,667,488	$3,889,743	$4,292,652
Legacy Loan Allowance as a % of Total Legacy Portfolio Loans	1.69%	1.56%	1.28%	1.14%	0.97%



Note: ESB Financial merger closed February 2015 and Fidelity Bancorp merger closed November 2012